                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
           FOR THE TRANSITION PERIOD FROM _____________ TO ___________

                        COMMISSION FILE NUMBER: 333-68583


  A. Full title of the plans and the addresses of the plans, if different from that of the issuer named below:

                    Friction Products Co. Profit Sharing Plan
            S. K. Wellman Retirement Savings and Profit Sharing Plan
                    Helsel, Inc. Employees' Retirement Plan
              Helsel, Inc. Employees' Savings and Investment Plan
                        Sinterloy Corporation 401(k) Plan
                 Hutchinson Products LLC Employees' 401(k) Plan
               Hawk Corporation 401(k) Savings and Retirement Plan
         Quarter Master Industries, Inc. Profit Sharing Plan and Trust


 B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                                Hawk Corporation
                        200 Public Square, Suite 30-5000
                              Cleveland, Ohio 44114

                                   SIGNATURES


The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Friction Products Co. Profit Sharing Plan
                        S. K. Wellman Retirement Savings and Profit Sharing Plan
                                         Helsel, Inc. Employees' Retirement Plan
                             Helsel, Inc. Employees' Savings and Investment Plan
                                               Sinterloy Corporation 401(k) Plan
                                  Hutchinson Products LLC Employees' 401(k) Plan
                             Hawk Corporation 401(k) Savings and Retirement Plan
                   Quarter Master Industries, Inc. Profit Sharing Plan and Trust


Date: June 29, 2001

                                                    By: /s/ Thomas A. Gilbride
                                                        ----------------------
                                                        Thomas A. Gilbride
                                                        Plan Administrator

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Friction Products Co. Profit Sharing Plan
December 31, 2000 with Report of Independent Auditors

                    Friction Products Co. Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedule

                                December 31, 2000

                                TABLE OF CONTENTS


Report of Independent Auditors ............................................    1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits............................    2
Statement of Changes in Net Assets Available for Benefits..................    3
Notes to Financial Statements..............................................    4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)..............    8

                         Report of Independent Auditors


Plan Administrator
Friction Products Co. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Friction Products Co. Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                              /s/ Ernst & Young LLP


Cleveland, Ohio
June 22, 2001

                    Friction Products Co. Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                          2000           1999
                                                       -------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $3,407,507     $2,778,338
   Hawk Corporation Stock Fund                             13,952         14,578
Guaranteed Income Fund, at contract value               2,249,864      2,309,282
                                                       -------------------------
Total investments                                       5,671,323      5,102,198


Contributions receivable:
  Employee                                                               127,534
  Employer                                                307,598        271,897
                                                       -------------------------
Total receivables                                         307,598        399,431
                                                       -------------------------
NET ASSETS AVAILABLE FOR BENEFITS                      $5,978,921     $5,501,629
                                                       =========================


See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000

Additions:
   Interest and dividends                                             $  122,930
   Contributions:
     Employer                                                            307,598
     Employee                                                            336,784
                                                                      ----------
                                                                         644,382
   Transfers from other plans                                            313,276
                                                                      ----------
Total additions                                                        1,080,588

Deductions:
   Benefit payments                                                      196,726
   Fees and expenses                                                         457
                                                                      ----------
Total deductions                                                         197,183

Net realized and unrealized depreciation
   in fair value of investments                                          406,113

Net increase                                                             477,292

Net assets available for benefits at beginning of year                 5,501,629
                                                                      ----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $5,978,921
                                                                      ==========


See notes to financial statements.

                    Friction Products Co. Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000


A. DESCRIPTION OF THE PLAN

The following description of the Friction Products Co. Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established August 1, 1981 as a defined contribution plan covering all non-union employees of Friction Products Co. (the "Company" and "Plan Sponsor") who have completed thirty days of service. Friction Products Co. is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan allows for discretionary contributions by the Plan Sponsor from available business profits. Employer contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. During the first quarter of 2001, the Plan Sponsor made a discretionary profit sharing contribution of $307,598 for the 2000 Plan year.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                    Friction Products Co. Profit Sharing Plan

A. DESCRIPTION OF THE PLAN--CONTINUED

VESTING AND DISTRIBUTIONS

The Plan provides for 100% immediate vesting of a participant's account balance, including employer contributions. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants based on the amounts in the respective participants' accounts. Withdrawals from a participant's account are limited to termination of employment, death, retirement or proven hardship.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

On the normal retirement date, a participant may elect to receive either a lump sum amount equal to the vested account balance or elect installment payments. Hardship withdrawals are available for withdrawal of the participant's voluntary contribution if certain specified conditions are met.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.


B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

                    Friction Products Co. Profit Sharing Plan

B. SUMMARY OF ACCOUNTING POLICIES--CONTINUED

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                           Net Realized
                                                          and Unrealized
                                                           Appreciation
                                                          (Depreciation)
                                                          in Fair Value
                                                          of Investments
                                                          ---------------
Pooled separate accounts                                    $ (407,141)
Hawk Corporation Stock Fund                                      1,028
                                                          ---------------
                                                            $ (406,113)
                                                          ===============


The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                              DECEMBER 31
                                                          2000           1999
                                                       -------------------------

Guaranteed Income Fund                                 $2,249,864     $2,309,282
Stock Market Index Fund                                   527,621        332,483
Fidelity Advisor Growth Opportunity Fund                  367,738        509,072
Warburg Advisor Emerging Growth Fund                      537,168        657,841
White Oak Growth Stock Fund                             1,046,241        721,284

                    Friction Products Co. Profit Sharing Plan

D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination all participant accounts will be distributed based upon the value of the participant's account on the termination date.

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

                    Friction Products Co. Profit Sharing Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2000

            Identity of Issue, Borrower,                             Current
Lessor, or Similar Party/Description of Investment                    Value
------------------------------------------------------------------------------

* Connecticut General Life Insurance
    Company--Group Annuity Contract:
       Guaranteed Income Fund                                      $ 2,249,864
       Stock Market Index Fund                                         527,621
       Fidelity Advisor Growth Opportunity Fund                        367,738
       Warburg Advisor Emerging Growth Fund                            537,168
       CIGNA Lifetime 20 Fund                                           36,354
       CIGNA Lifetime 30 Fund                                           81,460
       CIGNA Lifetime 40 Fund                                          137,045
       CIGNA Lifetime 50 Fund                                            2,159
       CIGNA Lifetime 60 Fund                                              351
       Janus Worldwide Fund                                            287,637
       Janus Fund                                                      268,628
       White Oak Growth Stock Fund                                   1,046,241
       American Century Ultra Fund                                     115,105
       Hawk Corporation Stock Fund                                      13,952
                                                                   -----------
                                                                   $ 5,671,323
                                                                   ===========


* Indicates a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

S. K. Wellman Retirement Savings and Profit Sharing Plan
December 31, 2000 with Report of Independent Auditors

            S. K. Wellman Retirement Savings and Profit Sharing Plan

             Audited Financial Statements and Supplemental Schedule

                                December 31, 2000

                                TABLE OF CONTENTS


Report of Independent Auditors ..........................................    1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..........................    2
Statement of Changes in Net Assets Available for Benefits................    3
Notes to Financial Statements............................................    4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)............    8

                         Report of Independent Auditors


Plan Administrator
S. K. Wellman Retirement Savings and Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of the S.K. Wellman Retirement Savings and Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP


Cleveland, Ohio
June 22, 2001

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                             DECEMBER 31
                                                        2000            1999
                                                     ---------------------------
ASSETS
Investments, at fair value:
  Pooled separate accounts                           $ 5,963,327     $ 6,631,315
  Hawk Corporation Stock Fund                             34,113          53,777
Guaranteed Income Fund, at contract value              1,685,952       3,211,161
                                                     ---------------------------
Total investments                                      7,683,392       9,896,253

Employer contribution receivable                         187,371         217,012
                                                     ---------------------------

NET ASSETS AVAILABLE FOR BENEFITS                    $ 7,870,763     $10,113,265
                                                     ===========================


See notes to financial statements.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000



Additions:
    Interest and dividends                                           $   109,709
    Contributions:
      Employer                                                           205,581
      Employee                                                           407,981
                                                                     -----------
                                                                         613,562
                                                                     -----------
Total additions                                                          723,271

Deductions:
    Benefit payments                                                   1,778,717
    Fees and expenses                                                        907
                                                                     -----------
Total deductions                                                       1,779,624

Net realized and unrealized depreciation
    in fair value of investments                                         949,685

Transfers to other plans                                                 236,464
                                                                     -----------

Net decrease                                                           2,242,502

Net assets available for benefits at beginning of year                10,113,265
                                                                     -----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                     $ 7,870,763
                                                                     ===========


See notes to financial statements.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000


A. DESCRIPTION OF THE PLAN

The following description of the S. K. Wellman Retirement Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all non-union employees of the
S. K. Wellman Corporation (the "Company" and "Plan Sponsor") who have at least 30 days of service. S. K. Wellman Corporation is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute not less than 1% nor more than 15% of their pretax compensation subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor matches participant contributions at the rate of 10% of the first 6% of the employee's contribution. The Plan Sponsor may also contribute a profit sharing contribution at its discretion. During the first quarter of 2001, the Plan Sponsor made a discretionary profit sharing contribution of $187,371 for the 2000 Plan year. Forfeitures are used to reduce the amount of matching or profit sharing contributions by the Plan Sponsor. The balance of forfeited nonvested accounts was $808 and $1,990 as of December 31, 2000 and 1999, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions and in the Plan Sponsor's matching contributions. If the Plan were to terminate at some future time, each participant will become fully vested in his or her entire account balance.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

A. DESCRIPTION OF THE PLAN--CONTINUED

Participants become vested in their allocated share of any profit sharing contributions at the rate of 33-1/3% after two years of service and 33-1/3% per year thereafter, reaching 100% at the completion of four years of service.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

On the normal retirement date, a participant may elect to receive either a lump sum amount equal to the vested account balance or elect installment payments. Hardship withdrawals are available for withdrawal of the participant's voluntary contribution if certain specified conditions are met.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.


B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

B. SUMMARY OF ACCOUNTING POLICIES--CONTINUED

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                                 Net Realized
                                                                and Unrealized
                                                                 Appreciation
                                                                (Depreciation)
                                                                in Fair Value
                                                                of Investments
                                                                --------------
Pooled separate accounts                                          $ (950,792)
Hawk Corporation Stock Fund                                            1,107
                                                                --------------
                                                                  $ (949,685)
                                                                ==============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                    DECEMBER 31

                                                          2000          1999
                                                       -------------------------
Guaranteed Income Fund                                 $1,685,952     $3,211,161
CIGNA Lifetime 40 Fund                                  1,070,114      1,458,232
Janus Fund                                                854,218        602,085
Fidelity Advisor Growth Opportunity Fund                1,702,909      3,464,058
Janus Worldwide Fund                                      871,247
White Oak Growth Stock Fund                               715,268

            S. K. Wellman Retirement Savings and Profit Sharing Plan

D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 24, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

            S. K. Wellman Retirement Savings and Profit Sharing Plan

                    Employer Identification Number 34-1804995
                                 Plan Number 003

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2000


           Identity of Issue, Borrower,                              Current
Lessor, or Similar Party/Description of Investment                    Value
-------------------------------------------------------------------------------
* Connecticut General Life Insurance Company:
      Guaranteed Income Fund                                       $ 1,685,952
      CIGNA Lifetime 20 Fund                                            59,333
      CIGNA Lifetime 30 Fund                                            70,346
      CIGNA Lifetime 40 Fund                                         1,070,114
      CIGNA Lifetime 50 Fund                                            87,906
      CIGNA Lifetime 60 Fund                                           106,593
      CIGNA Stock Market Index Fund                                     96,740
      Fidelity Advisor Growth Opportunity Fund                       1,702,909
      Warburg Pincus Emerging Growth Fund                              181,420
      American Century Ultra Fund                                      147,233
      Janus Fund                                                       854,218
      Janus Worldwide Fund                                             871,247
      White Oak Growth Stock Fund                                      715,268
      Hawk Corporation Stock Fund                                       34,113
                                                                 -------------
                                                                   $ 7,683,392
                                                                 =============


* Indicates party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Helsel, Inc. Employees' Retirement Plan
December 31, 2000 with Report of Independent Auditors

                     Helsel, Inc. Employees' Retirement Plan

             Audited Financial Statements and Supplemental Schedule

                                December 31, 2000


                                TABLE OF CONTENTS


Report of Independent Auditors...........................................    1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..........................    2
Statement of Changes in Net Assets Available for Benefits................    3
Notes to Financial Statements............................................    4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)............    8

                         Report of Independent Auditors


Plan Administrator
Helsel, Inc. Employees' Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Helsel, Inc. Employees' Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/ Ernst & Young LLP


Cleveland, Ohio
June 22, 2001

                     Helsel, Inc. Employees' Retirement Plan

                 Statements of Net Assets Available for Benefits

                                                              DECEMBER 31
                                                          2000          1999
                                                       -------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $4,305,596     $4,748,539
   Hawk Corporation Stock Fund                                324
Guaranteed Income Fund, at contract value                 229,605        349,927
                                                       -------------------------
Total investments                                       4,535,525      5,098,466

Employer contribution receivable                          470,153
                                                       -------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $5,005,678     $5,098,466
                                                       =========================


See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


Additions:
     Interest and dividends                                           $   15,186
     Employer contributions                                              470,153
                                                                      ----------
Total additions                                                          485,339

Deductions:
   Benefit payments                                                      527,281
   Fees and expenses                                                         336
                                                                      ----------
Total deductions                                                         527,617
                                                                      ----------

Net realized and unrealized depreciation
   in fair value of investments                                           50,510

Net decrease                                                              92,788

Net assets available for benefits at beginning of year                 5,098,466
                                                                      ----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $5,005,678
                                                                      ==========


See notes to financial statements.

                     Helsel, Inc. Employees' Retirement Plan

                          Notes to Financial Statements

                                December 31, 2000


A. DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Retirement Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a money-purchase pension plan established by Helsel, Inc. (the "Company" and "Plan Sponsor") effective as of July 1, 1978, covering all non-union employees of the Company who have completed one year of service. Helsel, Inc. is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each Plan year, the Company contributes to the Plan an amount equal to 7% of each eligible participant's compensation, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Forfeitures available to reduce the Company's future contributions were $62,541 and $39,268 at December 31, 2000 and 1999, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Vesting of participant accounts is based upon years of service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

                     Helsel, Inc. Employees' Retirement Plan

A. DESCRIPTION OF PLAN--CONTINUED

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum. A participant may elect to defer payment of benefits until attainment of age 65.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.


B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Helsel, Inc. Employees' Retirement Plan

C. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                                 Net Realized
                                                                and Unrealized
                                                                 Depreciation
                                                                in Fair Value
                                                                of Investments
                                                                --------------
Pooled separate accounts                                          $  50,484
Hawk Corporation Stock Fund                                              26
                                                                --------------
                                                                  $  50,510
                                                                ==============

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            DECEMBER 31
                                                      2000               1999
                                                   -----------------------------
CIGNA Lifetime 40 Fund                             $  594,733         $  625,507
CIGNA Lifetime 50 Fund                              2,817,288          3,213,977
CIGNA Lifetime 60 Fund                                442,125            512,425
Guaranteed Income Fund                                                   349,927


D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                     Helsel, Inc. Employees' Retirement Plan

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                     Helsel, Inc. Employees' Retirement Plan
                            EIN--35-1957561 Plan--001

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

                                December 31, 2000

           Identity of Issue, Borrower,                              Current
Lessor, or Similar Party/Description of Investment                    Value
------------------------------------------------------------------------------
* Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                                     $   229,605
        Stock Market Index Fund                                         94,095
        Fidelity Advisor Growth Opportunity Fund                           338
        CIGNA Lifetime 20 Fund                                           4,167
        CIGNA Lifetime 30 Fund                                         168,139
        CIGNA Lifetime 40 Fund                                         594,733
        CIGNA Lifetime 50 Fund                                       2,817,288
        CIGNA Lifetime 60 Fund                                         442,125
        Janus Worldwide Fund                                             4,713
        Janus Fund                                                     175,138
        White Oak Growth Stock Fund                                      4,339
        American Century Ultra Fund                                        522
        Hawk Corporation Stock Fund                                        324
                                                                   -----------
                                                                   $ 4,535,525
                                                                   ===========


* Indicates a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Helsel, Inc. Employees' Savings and Investment Plan
December 31, 2000 with Report of Independent Auditors

               Helsel, Inc. Employees' Savings and Investment Plan

             Audited Financial Statements and Supplemental Schedule

                                December 31, 2000


                                TABLE OF CONTENTS


Report of Independent Auditors..............................................  1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits ............................  2
Statement of Changes in Net Assets Available for Benefits ..................  3
Notes to financial statements...............................................  4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...............  8

                         Report of Independent Auditors


Plan Administrator
Helsel, Inc. Employees' Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Helsel, Inc. Employees' Savings and Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                    /s/ Ernst & Young LLP


Cleveland, Ohio
June 22, 2001

               Helsel, Inc. Employees' Savings and Investment Plan

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                          2000           1999
                                                       -------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $2,044,840     $1,822,670
   Hawk Corporation Stock Fund                              1,407
Guaranteed Income Fund, at contract value                 185,003        242,744
Participant loans                                         112,674        102,624
                                                       -------------------------
Total investments                                       2,343,924      2,168,038

Contributions receivable:
   Employer                                                 3,563
   Employee                                                12,871
                                                       -------------------------
Total receivables                                          16,434
                                                       -------------------------
NET ASSETS AVAILABLE FOR BENEFITS                      $2,360,358     $2,168,038
                                                       =========================


See notes to financial statements.

               Helsel, Inc. Employees' Savings and Investment Plan

            Statement of changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 2000


Additions:
   Investment income:
   Interest and dividends                                             $   19,300
   Contributions:
     Employer                                                             95,597
     Employee                                                            309,422
                                                                      ----------
                                                                         405,019
                                                                      ----------
Total additions                                                          424,319

Deductions:
   Benefit payments                                                      222,368
   Fees and expenses                                                       1,754
                                                                      ----------
Total deductions                                                         224,122
                                                                      ----------

Net realized and unrealized depreciation
in fair value of investments                                              39,602

Transfers from other plans                                                31,725

Net increase                                                             192,320

Net assets available for benefits at beginning of year                 2,168,038
                                                                      ----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $2,360,358
                                                                      ==========

See notes to financial statements.

               Helsel, Inc. Employees' Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 2000


A. DESCRIPTION OF PLAN

The following description of the Helsel, Inc. Employees' Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan with a cash or deferred arrangement provision established by Helsel, Inc. (the "Company" and "Plan Sponsor") effective as of January 1, 1985, covering all non-union employees of the Company who have completed sixty days of service. Helsel, Inc. is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Eligible participants may make contributions in any amount up to 15% of their compensation for the Plan year. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. Additional discretionary amounts may be contributed at the option of the Company's management. No additional discretionary amounts were contributed in 1999 and 2000. At December 31, 2000, $3,791 in forfeitures were available to reduce the Company's future contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions. Vesting of employer matching contributions is based upon years of continuous service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

               Helsel, Inc. Employees' Savings and Investment Plan

A. DESCRIPTION OF PLAN--CONTINUED

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options. Effective January 1, 1999, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1 to 5 years except for the purchase of a primary residence. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum. A participant may elect to defer payment of benefits until attainment of age 65.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

               Helsel, Inc. Employees' Savings and Investment Plan

B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee on the last business day of the Plan year. The participant loans are valued at their outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                   Net Realized
                                                                  and Unrealized
                                                                   Appreciation
                                                                  (Depreciation)
                                                                  in Fair Value
                                                                  of Investments

Pooled separate accounts                                            $ (44,144)
Hawk Corporation Stock Fund                                             4,542
                                                                   -----------
                                                                    $ (39,602)
                                                                   ===========

               Helsel, Inc. Employees' Savings and Investment Plan

C. INVESTMENTS--CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                               DECEMBER 31
                                                       2000               1999
                                                     ---------------------------

Guaranteed Income Fund                               $185,003           $242,744
CIGNA Lifetime 30 Fund                                147,390            139,428
CIGNA Lifetime 40 Fund                                554,565            482,196
CIGNA Lifetime 50 Fund                                955,480            973,008
Janus Fund                                            142,713


D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated January 11, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

               Helsel, Inc. Employees' Savings and Investment Plan
                            EIN--35-1957561 Plan--002

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2000


           Identity of Issue, Borrower,                           Current
Lessor, or Similar Party/Description of Investment                 Value
----------------------------------------------------------------------------

* Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                                  $   185,003
        CIGNA Lifetime 20 Fund                                        7,109
        CIGNA Lifetime 30 Fund                                      147,390
        CIGNA Lifetime 40 Fund                                      554,565
        CIGNA Lifetime 50 Fund                                      955,480
        CIGNA Lifetime 60 Fund                                      103,400
        CIGNA Stock Market Index Fund                                45,006
        Fidelity Advisor Growth Opportunity Fund                      1,977
        Warburg Pincus Emerging Growth Fund                           3,844
        American Century Ultra Fund                                   8,607
        Janus Fund                                                  142,713
        Janus Worldwide Fund                                         56,967
        White Oak Growth Stock Fund                                  17,782
        Hawk Corporation Stock Fund                                   1,407
* Participant Loans (Interest rates of 8.75% to 10.50%)             112,674
                                                                -----------
                                                                $ 2,343,924
                                                                ===========


* Indicates a party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Sinterloy Corporation 401(k) Plan
December 31, 2000

                        Sinterloy Corporation 401(k) Plan

                 Financial Statements and Supplemental Schedule

                                December 31, 2000


                                TABLE OF CONTENTS


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.............................   1
Statement of Changes in Net Assets Available for Benefits...................   2
Notes to Financial Statements...............................................   3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...............   7

                        Sinterloy Corporation 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                          2000          1999
                                                        ------------------------
ASSETS
Investments, at fair value:
    Pooled separate accounts                            $287,856      $  356,502
    Hawk Corporation Stock Fund                           29,146          22,410
Guaranteed Income Fund, at contract value                447,306         598,803
Participant loans                                         90,857          43,254
                                                        ------------------------
Total investments                                        855,165       1,020,969

Employer contribution receivable                          20,000          20,000

NET ASSETS AVAILABLE FOR BENEFITS                       $875,165      $1,040,969
                                                        ========================


See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


Additions:
   Interest and dividends                                                 35,104
   Contributions:
     Employer                                                             59,436
     Employee                                                             78,868
                                                                      ----------
                                                                         138,304
                                                                      ----------
Total additions                                                          173,408

Deductions:
   Benefit payments                                                      304,734
   Fees and expenses                                                       8,447
                                                                      ----------
Total deductions                                                         313,181

Net realized and unrealized depreciation in fair value
   of investments                                                         26,031

Net decrease                                                             165,804

Net assets available for benefits at beginning of year                 1,040,969
                                                                      ----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $  875,165
                                                                      ==========


See notes to financial statements.

                        Sinterloy Corporation 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000


A. DESCRIPTION OF THE PLAN

The following description of the Sinterloy Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1995 as a defined contribution plan covering all non-union employees of Sinterloy Corporation (the "Company" and "Plan Sponsor") who have completed one year of service, as defined. Sinterloy Corporation is a wholly owned subsidiary of Hawk Corporation. Effective January 1999, the Plan assets were transferred from Trust Company of Illinois to Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 10% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor matches participant contributions at the rate of 50%. The Plan Sponsor may also make a discretionary profit sharing contribution. Employer discretionary contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. During the second quarter of 2001, the Plan Sponsor made a discretionary profit sharing contribution of $20,000 for the 2000 Plan year. Forfeited balances of terminated participants' non-vested accounts are allocated to participants under the same manner as the employer discretionary contribution. At December 31, 2000, there were no forfeitures available to allocate to participants.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        Sinterloy Corporation 401(k) Plan

A. DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Prior to January 1, 1999, participants were 100% vested in employer matching contributions. Beginning January 1, 1999, vesting of employer discretionary and matching contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by CIGNA. A participant may direct employer and employee contributions in any of several investment options including the Hawk Corporation Stock Fund.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

                        Sinterloy Corporation 401(k) Plan

B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year. The participant loans are valued at their outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                                 Net Realized
                                                                and Unrealized
                                                                 Depreciation
                                                                in Fair Value
                                                                of Investments
                                                               ----------------
Pooled separate accounts                                          $  24,329
Hawk Corporation Stock Fund                                           1,702
                                                                  -----------
                                                                  $  26,031
                                                                  ===========

                        Sinterloy Corporation 401(k) Plan

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                DECEMBER 31
                                                           2000             1999
                                                       -------------------------

Guaranteed Income Fund                                 $447,306         $598,803
White Oak Growth Stock Fund                              60,340           52,931
Stock Market Index Fund                                  59,266          160,309
Participant Loans                                        90,857


D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 28, 1995, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

                        Sinterloy Corporation 401(k) Plan

                   Employer Identification Number: 31-1549254
                                Plan Number: 005

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2000


    Identity of Issue, Borrower, Lessor, or                            Current
    Similar Party/Description of Investment                             Value
--------------------------------------------------------------------------------

 * Connecticut General Life Insurance
       Company--Group Annuity Contract:
          Guaranteed Income Fund                                      $ 447,306
          Stock Market Index Fund                                        59,266
          Fidelity Advisor Growth Opportunity Fund                        5,892
          Warburg Pincus Emerging Growth Fund                             3,171
          CIGNA Lifetime 20 Fund                                          9,516
          CIGNA Lifetime 30 Fund                                         41,452
          CIGNA Lifetime 40 Fund                                         16,546
          CIGNA Lifetime 50 Fund                                          5,778
          CIGNA Lifetime 60 Fund                                          1,381
          Janus Worldwide Fund                                           30,020
          Janus Fund                                                     43,486
          White Oak Growth Stock Fund                                    60,340
          American Century Ultra Fund                                    11,008
          Hawk Corporation Stock Fund                                    29,146
 * Participant loans (Interest rates from 8.75% to 10.50%)               90,857
                                                                      ----------
   TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                          $ 855,165
                                                                      ==========


* Indicates a party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hutchinson Products LLC Employees' 401(k) Plan
December 31, 2000

                 Hutchinson Products LLC Employees' 401(k) Plan

                 Financial Statements and Supplemental Schedule

                               December 31, 2000


                               TABLE OF CONTENTS


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.............................  1
Statement of Changes in Net Assets Available for Benefits...................  2
Notes to Financial Statements...............................................  3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)................ 7

                 Hutchinson Products LLC Employees' 401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                          2000           1999
                                                       -------------------------
ASSETS
Investments, at fair value:
   Pooled separate accounts                            $2,569,550     $3,116,275
   Hawk Corporation Stock Fund                                 30
Guaranteed Income Fund, at contract fund                  463,689        600,844
                                                       -------------------------
Total investments                                       3,033,269      3,717,119

Employer contribution receivable:                           5,000          5,000
                                                       -------------------------
NET ASSETS AVAILABLE FOR BENEFITS                      $3,038,269     $3,722,119
                                                       =========================


See notes to financial statements.

                 Hutchinson Products LLC Employees' 401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


Additions:
   Interest and dividends                                             $   27,315
   Contributions:
     Employer                                                              5,000
     Employee                                                            112,072
                                                                      ----------
                                                                         117,072
                                                                      ----------
Total additions                                                          144,387

Deductions:
   Benefit payments                                                      294,562
   Fees and expenses                                                         534
                                                                      ----------
Total deductions                                                         295,096

Net realized and unrealized depreciation
   in fair value of investments                                          533,141

Net decrease                                                             683,850

Net assets available for benefits at beginning of year                 3,722,119
                                                                      ----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $3,038,269
                                                                      ==========


See notes to financial statements.

                 Hutchinson Products LLC Employees' 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000


A. DESCRIPTION OF THE PLAN

The following description of the Hutchinson Products LLC Employees' 401(k) plan (the "Plan") provides only general information. Participants should refer to summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1993 as a defined contribution plan covering all full-time employees of Hutchinson Products LLC (the "Company" and "Plan Sponsor") who have completed three months of service, as defined. Hutchinson Products LLC is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan allows for discretionary contributions by the Plan Sponsor from available business profits. Employer contributions are allocated based on the proportion a participant's compensation bears to the total compensation paid to all eligible participants. During the first quarter of 2001, the Plan Sponsor made a discretionary profit sharing contribution of $5,000 for the 2000 Plan year. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 2000, $1,226 in forfeitures were available to reduce the Company's future contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                 Hutchinson Products LLC Employees' 401(k) Plan

A. DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions. Vesting of employer discretionary contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.


B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

                 Hutchinson Products LLC Employees' 401(k) Plan

B. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                                   NET REALIZED
                                                                  AND UNREALIZED
                                                                   DEPRECIATION
                                                                   IN FAIR VALUE
                                                                  OF INVESTMENTS
                                                                  --------------
Pooled separate accounts                                            $  531,231

Hawk Corporation Stock Fund                                              1,910
                                                                    ----------

                                                                    $  533,141
                                                                    ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                              DECEMBER 31
                                                           2000         1999
                                                        ------------------------

Guaranteed Long-Term Fund                               $  463,689   $  600,844
Fidelity Advisor Growth Opportunity Fund                   151,985      256,881
Janus Fund                                                 545,312      754,424
American Century Ultra Fund                              1,348,682    1,716,479
White Oak Growth Stock Fund                                300,997
Janus Worldwide Fund                                                    188,456

                 Hutchinson Products LLC Employees' 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2000


D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 23, 1994, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

                 Hutchinson Products LLC Employees' 401(k) Plan

                   Employer Identification Number: 34-1608009
                                Plan Number: 005

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2000

  Identity of Issue, Borrower, Lessor or                              Current
  Similar Party/Description of Investment                              Value
-------------------------------------------------------------------------------

* Connecticut General Life Insurance
    Company--Group Annuity Contract:
       Guaranteed Income Fund                                       $   463,689
       Stock Market Index Fund                                            4,201
       Fidelity Advisor Growth Opportunity Fund                         151,985
       Warburg Pincus Emerging Growth Fund                                8,127
       CIGNA Lifetime 20 Fund                                             2,248
       CIGNA Lifetime 30 Fund                                               152
       CIGNA Lifetime 40 Fund                                            66,660
       Janus Worldwide Fund                                             141,186
       Janus Fund                                                       545,312
       White Oak Growth Stock Fund                                      300,997
       American Century Ultra Fund                                    1,348,682
       Hawk Corporation Stock Fund                                           30
                                                                    -----------
                                                                    $ 3,033,269
                                                                    ===========


* Indicates a party-in-interest to the Plan.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hawk Corporation 401(k) Savings and Retirement Plan
December 31, 2000 with Report of Independent Auditors

               Hawk Corporation 401(k) Savings and Retirement Plan

             Audited Financial Statements and Supplemental Schedule

                                December 31, 2000


                                TABLE OF CONTENTS


Report of Independent Auditors............................................   1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...........................   2
Statement of Changes in Net Assets Available for Benefits.................   3
Notes to Financial Statements.............................................   4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).............   8

                         Report of Independent Auditors


Plan Administrator
Hawk Corporation 401 (k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Hawk Corporation 401 (k) Savings and Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                   /s/ Ernst & Young LLP


Cleveland, Ohio
June 22, 2001

               Hawk Corporation 401(k) Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits

                                                             DECEMBER 31
                                                        2000             1999
                                                     ---------------------------

ASSETS
Investments, at fair value:
   Pooled separate accounts                          $1,274,102       $1,123,486
   Hawk Corporation Stock Fund                           47,292           15,474
Guaranteed Income Fund, at contract value               101,017           41,075
Participant loans                                        73,357           44,306
                                                     ---------------------------
 Total investments                                    1,495,768        1,224,341

Contributions receivable:
  Employer                                              159,437           91,320
  Employee                                                2,573
                                                     ---------------------------
Total receivables                                       162,010           91,320
                                                     ---------------------------
NET ASSETS AVAILABLE FOR BENEFITS                    $1,657,778       $1,315,661
                                                     ===========================


See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


Additions:
   Investment income:
     Interest and dividends                                           $   10,463

   Contributions:
     Employer                                                            245,199
     Employee                                                            251,660
                                                                      ----------
                                                                         496,859
                                                                      ----------
Total additions                                                          507,322

   Deductions:
     Benefit payments                                                     96,853
     Fees and expenses                                                     2,116
                                                                      ----------
Total deductions                                                          98,969

Net realized and unrealized depreciation
   in fair value of investments                                          209,277

Transfers from other plans                                               143,041
                                                                      ----------
Net increase                                                             342,117

Net assets available for benefits at beginning of year                 1,315,661
                                                                      ----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $1,657,778
                                                                      ==========


See notes to financial statements.

               Hawk Corporation 401(k) Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 2000


A.  DESCRIPTION OF THE PLAN

The following description of the Hawk Corporation 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1999 as a defined contribution plan. The participating employers of the Hawk Corporation 401(k) Savings and Retirement Plan are Clearfield Powdered Metals, Inc. ("Clearfield") and Allegheny Powder Metallurgy, Inc. ("Allegheny") (collectively the "Company" and "Plan Sponsor"). The Plan covers all non-union employees of the Company who have completed six months of service, as defined. Clearfield and Allegheny are wholly owned subsidiaries of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Company makes a matching contribution equal to 50% of the participant's contributions up to 4% of the participant's compensation, as defined. The Company also contributes to the Plan additional amounts equal to 2.5% of each eligible participants' compensation, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 2000, $1,644 in forfeitures were available to reduce the Company's future contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

               Hawk Corporation 401(k) Savings and Retirement Plan

A. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions. Vesting of employer contributions is based upon years of continuous service. A participant is 100% vested after five years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options, including the Hawk Corporation Stock Fund.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance attributable to employee pre-tax, employer matching and rollover contributions. Loan terms range from 1 to 5 years. The terms of such a loan are determined by the Company based on maturity dates quoted by commercial banks for a similar loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the time of application. Principal and interest is paid through monthly payroll deductions.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

               Hawk Corporation 401(k) Savings and Retirement Plan

B. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year. The participant loans are valued at their outstanding balance, which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold, as well as held, during the year) depreciated in fair value as follows:

                                                                  Net Realized
                                                                 and Unrealized
                                                                  Depreciation
                                                                 in Fair Value
                                                                 of Investments
                                                                 ---------------
Pooled separate accounts                                           $  207,001
Hawk Corporation Stock Fund                                             2,276
                                                                   -----------
                                                                   $  209,277
                                                                   ===========

               Hawk Corporation 401(k) Savings and Retirement Plan

C. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                               DECEMBER 31,
                                                            2000         1999
                                                          ---------------------
          American Century Ultra Fund                     $528,694     $712,513
          Fidelity Advisor Growth Opportunity Fund         163,749      189,396
          Janus Worldwide Fund                             130,706
          Guaranteed Income Fund                           101,017
          Janus Fund                                        93,963
          CIGNA Lifetime 40 Fund                            93,773
          White Oak Growth Stock Fund                       89,811
          Stock Market Index Fund                           86,637


D. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E. INCOME TAX STATUS

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC"). However, the Plan Administrator believes that the Plan is qualified and therefore, the related trust is exempt from taxation.

               Hawk Corporation 401(k) Savings and Retirement Plan

                   Employer Identification Number: 34-1608156
                                Plan Number: 005

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2000

    Identity of Issue, Borrower, Lessor, or                   Current
    Similar Party/ Description of Investment                   Value
--------------------------------------------------------------------------

* Connecticut General Life Insurance
     Company--Group Annuity Contract:
        Guaranteed Income Fund                              $   101,017
        Stock Market Index Fund                                  86,637
        Fidelity Advisor Growth Opportunity Fund                163,749
        Warburg Pincus Emerging Growth Fund                       6,536
        CIGNA Lifetime 20 Fund                                   23,760
        CIGNA Lifetime 30 Fund                                   37,902
        CIGNA Lifetime 40 Fund                                   93,773
        CIGNA Lifetime 50 Fund                                   10,794
        CIGNA Lifetime 60 Fund                                    7,777
        Janus Worldwide Fund                                    130,706
        Janus Fund                                               93,963
        White Oak Growth Stock Fund                              89,811
        American Century Ultra Fund                             528,694
        Hawk Corporation Stock Fund                              47,292
* Participant Loans, (Interest rates from 9.25% to 10.50%)       73,357
                                                            -----------
                                                            $ 1,495,768
                                                            ===========


* Indicates a party-in-interest to the Plan.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Quarter Master Industries, Inc. Profit Sharing Plan and Trust
December 31, 2000

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                 Financial Statements and Supplemental Schedule


                                December 31, 2000




                                TABLE OF CONTENTS


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.............................1
Statement of Changes in Net Assets Available for Benefits...................2
Notes to Financial Statements...............................................3

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)...............7

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                 Statements of Net Assets Available for Benefits



                                                                  DECEMBER 31
                                                          2000                 1999
                                                      --------------------------------------
 ASSETS
 Investments, at fair value:
   Pooled separate accounts                           $    1,667,751
   Separate contract accounts                                  7,571        $  1,774,397
   Hawk Corporation Stock Fund                                     5
Guaranteed Income Fund, at contract fund                       2,611
                                                      --------------------------------------
 Total investments                                         1,677,938           1,774,397

 Contribution receivable:
 Employer                                                    103,224              25,357
 Employee                                                      6,709
                                                      --------------------------------------

 NET ASSETS AVAILABLE FOR BENEFITS                    $    1,787,871        $  1,799,754
                                                      ======================================


See notes to financial statements.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


Additions:

 Interest and dividends                                             $       298
   Contributions:
     Employer                                                           103,521
     Employee                                                             7,303
                                                                    -----------
                                                                        110,824
                                                                    -----------
Total additions                                                         111,122

Deductions:
   Benefit payments                                                      76,107
   Fees and expenses                                                        270
                                                                    -----------
Total deductions                                                         76,377

 Net realized and unrealized depreciation
   in fair value of investments                                          46,628

Net decrease                                                            (11,883)

Net assets available for benefits at beginning of year                1,799,754
                                                                    -----------

                                                                    -----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $ 1,787,871
                                                                    ===========


See notes to financial statements.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000


A.   DESCRIPTION OF THE PLAN

The following description of the Quarter Master Industries, Inc. Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established January 1, 1985 as a profit sharing plan covering all full time employees of Quarter Master Industries, Inc. (the "Company" and "Plan Sponsor") who have completed one year of service, as defined. Effective November 1, 2000, the Plan was amended to include a 401(k) provision covering all full-time employees who have completed three months of service, as defined. Effective November 1, 2000, substantially all the Plan assets were transferred from Penn Mutual to Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). Quarter Master Industries, Inc. is a wholly owned subsidiary of Hawk Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute not less than 1% nor more than 15% of their pretax compensation to the Plan subject to maximum limitations set by the Internal Revenue Code. The Plan Sponsor makes a matching contribution equal to 50% of the participant's contribution up to 4% of the participant's compensation. Additional discretionary amounts may be contributed at the option of the Company's management. During the first quarter of 2001, the Plan Sponsor made a discretionary profit sharing contribution of $100,900 for the 2000 Plan year. Forfeited balances of terminated participants' non-vested employer matching contributions are used to reduce future Company contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

A.   DESCRIPTION OF THE PLAN - CONTINUED

VESTING AND DISTRIBUTIONS

Participants are immediately vested in their contributions and discretionary profit sharing contributions. Vesting of employer matching contributions is based upon years of continuous service. A participant is 100% vested after six years of credited service based on a graded vesting schedule.

INVESTMENT OPTIONS

The Plan's funds are primarily held in a group annuity contract issued by Connecticut General Life Insurance Company ("CIGNA" or the "Trustee"). A participant may direct employer and employee contributions in any of several investment options. Effective November 2000, the Plan was amended to allow participants to invest in the Hawk Corporation Stock Fund.

PAYMENT OF BENEFITS

In the case of normal retirement, death, permanent disability or termination prior to retirement, a participant may elect to receive the payout of his or her vested account balance in the form of installments, an annuity or a lump sum.

EXPENSES

The Plan Sponsor pays substantially all costs of Plan administration.

B.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in the Guaranteed Income Fund are stated at contract value as determined by CIGNA, which approximates fair value. CIGNA has the right to defer certain disbursements (excluding retirement, termination, and death or disability disbursements) or transfers from the Guaranteed Income Fund when total amounts disbursed from the pool in a given calendar year exceed 10% of the total assets in that pool on January 1 of that year.

All other investments are stated at fair value based on quoted market prices, as determined by the Trustee, on the last business day of the Plan year.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

B.   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.   INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                           NET REALIZED
                                          AND UNREALIZED
                                           APPRECIATION
                                          (DEPRECIATION)
                                           IN FAIR VALUE
                                          OF INVESTMENTS
                                          --------------

        Pooled separate accounts             (58,598)

        Separate contract accounts            11,970
                                             -------
                                             (46,628)
                                             =======

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            DECEMBER 31
                                                        2000           1999
                                                    ---------------------------
        Stock Market Index Fund                       750,993
        Warburg Pincus Emerging Growth Fund           268,895
        CIGNA Lifetime 50 Fund                        378,771
        Janus Worldwide Fund                          224,634
        Separate contract accounts                                    1,774,397

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000


D.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

          Quarter Master Industries, Inc. Profit Sharing Plan and Trust

                   Employer Identification Number: 34-1608009
                                Plan Number: 005


          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2000



        Identity of Issue, Borrower, Lessor or                        Current
        Similar Party/Description of Investment                        Value
-------------------------------------------------------------------------------

* Penn Mutual
       Separate contract accounts                                      7,571
* Connecticut General Life Insurance
    Company--Group Annuity Contract:
       Guaranteed Income Fund                                          2,611
       Stock Market Index Fund                                       750,993
       Fidelity Advisor Growth Opportunity Fund                          157
       Warburg Pincus Emerging Growth Fund                           268,895
       CIGNA Lifetime 20 Fund                                            180
       CIGNA Lifetime 30 Fund                                            100
       CIGNA Lifetime 40 Fund                                             28
       CIGNA Lifetime 50 Fund                                        378,771
       Janus Worldwide Fund                                          224,634
       White Oak Growth Stock Fund                                    43,993
       Hawk Corporation Stock Fund                                         5
                                                                 -----------
                                                                 $ 1,677,938
                                                                 ===========


* Indicates a party-in-interest to the Plan.



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